UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 7)1

Angie’s List, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

034754101

(CUSIP Number)

Eamon Smith

TCS Capital Management, LLC

888 Seventh Avenue

Suite 1504

New York, NY 10106

(212) 621-8760

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 29, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 034754101

1	NAME OF REPORTING PERSON

TCS CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%*
14	TYPE OF REPORTING PERSON

IA

* As a result of the Merger with ANGI Homeservices (as such terms are defined and described in Item 4), the Reporting Persons own approximately 9.996% of the outstanding shares of ANGI Homeservices and no longer beneficially own any shares of the Issuer.

2

CUSIP NO. 034754101

1	NAME OF REPORTING PERSON

ERIC SEMLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%*
14	TYPE OF REPORTING PERSON

IN

*As a result of the Merger with ANGI Homeservices (as such terms are defined and described in Item 4), the Reporting Persons own approximately 9.996% of the outstanding shares of ANGI Homeservices and no longer beneficially own any shares of the Issuer.

3

CUSIP NO. 034754101

AMENDMENT NO. 7 TO THE SCHEDULE 13D

The following constitutes Amendment No. 7 to the Schedule 13D filed by the undersigned (“Amendment No. 7”). This Amendment No. 7 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On September 29, 2017, pursuant to that certain Agreement and Plan of Merger, dated as of May 1, 2017, as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated as of August 26, 2017 (the “Merger Agreement”), by and among the Issuer, IAC/InterActiveCorp, a Delaware corporation (“IAC”), ANGI Homeservices Inc. (f/k/a Halo TopCo, Inc.), a Delaware corporation and direct wholly owned subsidiary of IAC (“ANGI Homeservices”), and Casa Merger Sub, Inc., a Delaware corporation and direct wholly owned subsidiary of ANGI Homeservices (“Merger Sub”), merged with and into the Issuer (the “Merger”) with the Issuer surviving the Merger as a wholly owned subsidiary of ANGI Homeservices. Effective as of the close of business on September 29, 2017, each Share owned by the Reporting Persons, including those Shares underlying certain Restricted Stock Units and Stock Options granted to Mr. Semler in his capacity as a director of the Issuer, was converted into one share of Class A common stock, par value $0.001 per share, of ANGI Homeservices pursuant to the Merger Agreement. Accordingly, as a result of the Merger, the Reporting Persons own approximately 9.996% of the outstanding shares of ANGI Homeservices and no longer beneficially own any securities of the Issuer. In addition, as a result of the Merger, Mr. Semler no longer serves as a director of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (e) are hereby amended and restated to read as follows:

(a) – (b) Effective as of the close of business on September 29, 2017, as a result of the Merger, each Share owned by the Reporting Persons was converted into one share of Class A common stock, par value $0.001 per share, of ANGI Homeservices pursuant to the Merger Agreement. Accordingly, the Reporting Persons no longer beneficially own any securities of the Issuer.

(c) The Reporting Persons have not transacted in the Issuer’s securities during the past sixty days.

(d) Not applicable.

(e) As of the close of business on September 29, 2017, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares of the Issuer.

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CUSIP NO. 034754101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2017

TCS CAPITAL MANAGEMENT, LLC

By:	/s/ Eric Semler
	Name:	Eric Semler
	Title:	Managing Member

/s/ Eric Semler
ERIC SEMLER

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